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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027591

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1 /07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KINGSIDE PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 East 96th St., 6th Floor
(No. and Street)

NEW YORK	NY	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Khourie (212)348-4430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, SUITE 7A	NEW YORK,	NY	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/08

OATH OR AFFIRMATION

I, SCOTT KHOURIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KINGSIDE PARTNERS LLC, as of DECEMBER, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/ CEO
Title

CAROLAINE SAINT HILAIRE
NOTARY PUBLIC, State of New York
No. 01SA6153262
Qualified in New York County
Commission Expires October 2, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGSIDE PARTNERS LLC

REPORT PURSUANT TO RULE 17A-5(d) OF

THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Kingside Partners LLC

Table of Contents
For the Period Ended December 31, 2007

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

**TO THE SOLE MEMBER OF
KINGSIDE PARTNERS LLC**

We have audited the accompanying statement of financial condition of Kingside Partners LLC as of December 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the period January 1, 2007 through December 31, 2007 then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingside Partners LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander LLP

New York, New York
February 7, 2008

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Kingside Partners LLC

Statement of Financial Condition
December 31, 2007

ASSETS

Current Assets		
Cash and cash equivalents	$	57,737
Due from brokers		223,100
Property and equipment, net of accumulated depreciation of $2,658		49,326
Other assets		200,901
Total assets	$	531,064

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	120,320
Total liabilities		120,320
Member's equity		410,744
Total liabilities and member's equity	$	531,064

See the accompanying notes to the financial statements.

Kingside Partners LLC

Statement of Operations
For the Period Ended December 31, 2007

Revenue		
Commissions	$	1,382,162
Interest and dividend income		6,636
Miscellaneous income		35,212
Total income		1,424,010
Expenses		
Salary expense-officers		192,500
Salary expense		103,500
Payroll taxes		15,902
Clearing cost		102,817
Execution and trading fees		92,472
Marketing and promotional fees		17,924
Professional fees		19,298
Travel expense		139,153
Research costs		16,548
Rent		72,378
Office expense		32,695
Office supplies		8,482
Telecommunications		20,235
License and registration fees		4,562
Insurance		1,691
Group insurance		4,691
Postage		466
Depreciation expense		2,483
Internet related expenses		1,066
Meals and entertainment		282,944
Dues and subscription		746
Workers compensation		830
Auto expense		14,225
Charitable contributions		5,287
Other expenses		13,582
Total expenses		1,166,476
Income before provision for income taxes		257,534
Provision for income taxes		-
Net income	$	257,534

See the accompanying notes to the financial statements.

Kingside Partners LLC

Statement of Changes in Member's Equity
For the Period Ended December 31, 2007

Balance - January 1, 2007	$	183,309
Net income		257,534
Capital contributions		-
Capital distributions		(30,100)
Balance - December 31, 2007	$	410,744

See the accompanying notes to the financial statements.

Kingside Partners LLC

Statement of Cash Flows
For the Period Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	257,534
Adjustments to reconcile net income to net cash flows provided by operating activites:		
Depreciation		2,483
Change in:		
Due from brokers		(72,852)
Due from broker-clearing cost		1,281
Rent deposit		(13,999)
Prepaid expenses		(173,070)
CRD deposit		335
CRD deposit renewals		(2,100)
Accounts payable and accrued expenses		108,407
Net cash flows provided by operating activities		108,019
Cash flows from investing activities:		
Furniture and fixtures		(13,246)
Computer, telephone, and other equipment		(1,118)
Leasehold improvements		(35,000)
Net cash used in investing activities		(49,363)
Cash flows from financing activities:		
Contribution from member		-
Distributions to member		(30,100)
Net cash used in financing activities		(30,100)
Net increase in cash and cash equivalents		28,556
Cash and cash equivalents - beginning of period		29,181
Cash and cash equivalents - end of period	$	57,737

See the accompanying notes to the financial statements.

1. Organization and Principal Business Activity

Kingside Partners LLC (the "Company") was formed as a limited liability company in the state of New York on January 11, 2006. The Company maintains offices in New York City and provides advisory services to customers principally throughout the United States.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company provides financial advisory services to various clients. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Service Revenue

The Company earns service revenue for assisting clients in investment activities. The contract specifies the fee arrangement which is recognized as services are rendered, or on successful completion of a particular transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

3. Income Taxes

For income tax purposes, the Company is not liable to pay Federal and State income taxes. The income passes through to the sole member. The Company is subject to New York City's unincorporated business tax. The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes. Deferred taxes are provided for local temporary differences. There were no differences at December 31, 2007.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had aggregate indebtedness of $120,320, net capital of $160,516, and a net capital requirement of $8.021. The Company's net capital ratio was 0.75 to 1.

5. Property and Equipment

Property and equipment are recorded at cost and are comprised as follows:

Equipment	$	51,984
Less: accumulated depreciation		2,658
Equipment, net	$	49,326

All amortization and depreciation are calculated on a straight line basis over a period of 60 months

6. Lease Commitments

The Company currently has two lease agreements. The first with Frank and Walter Eberhart LC for a term of two years ending March 31, 2009. The second is with Solow Management that has a term of one year and ends on August 31, 2008. The minimum lease payments required under the above operating leases is $10,699 monthly though August 31, 2008, at which the latter lease, expires.

7. Other Financial Information

Cash held by financial institutions, which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

Supplemental Information Required by Rule 17a-5

of the Securities and Exchange Commission

Kingside Partners LLC

Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
For the Period Ended December 31, 2007

Total member's capital		$ 410,744
Non-allowable assets, deductions and charges:		
Other assets	(200,901)	
Property and equipment, net	(49,326)	
Total non-allowable assets, deductions and charges		(250,227)
Net capital		160,517
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(8,021)
Excess net capital		$ 152,496
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 148,485
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 120,320
Percentage of aggregate indebtedness to net capital		75%
Ratio of aggregate indebtedness to net capital		0.75 to 1

See accompanying notes to the financial statements.

Kingside Partners LLC

Schedule of Reconciliation of Net Capital per Focus Report with Audit Report
For the Period Ended December 31, 2007

Net capital, as reported in Company's Part 11 unaudited Focus Report	$ 160,517
Net capital, per report pursuant to Rule 17a - 5(d)	$ 160,517

See the accompanying notes to the financial statements.

Kingside Partners LLC

Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3
For the Period Ended December 31, 2007

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

Kingside Partners LLC

Computation for Determination of the Reserve Requirements
Under SEC Rule 15c3-3
For the Period Ended December 31, 2007

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

**TO THE SOLE MEMBER OF
KINGSIDE PARTNERS LLC**

In planning and performing our audit of the financial statements of Kingside Partners LLC (the "Company") for the period ended December 31, 2007 (on which we issued our report dated February 7, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander LLP

New York, New York
February 7, 2008

END